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[SIDLEY AUSTIN LOGO]     SIDLEY AUSTIN LLP    | BEIJING      GENEVA        SAN FRANCISCO
                         ONE SOUTH DEARBORN   | BRUSSELS     HONG KONG     SHANGHAI
                         CHICAGO, IL 60603    | CHICAGO      LONDON        SINGAPORE
                         (312) 853 7000       | DALLAS       LOS ANGELES   TOKYO
                         (312) 853 7036 FAX   | FRANKFURT    NEW YORK      WASHINGTON, DC
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                                              | FOUNDED 1866
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November 29, 2006



Mr. Owen Pinkerton
       Senior Counsel
Ms. Amanda McManus
       Attorney-Advisor
United States Securities and
       Exchange Commission
100 "F" Street, N.W.
Washington, D.C. 20549

       Re:  Man-AHL 130, LLC (the "Man-AHL")
            Registration Statement Amendment No. 5
            File No. 333-126172

Dear Mr. Pinkerton:

            We thank the Staff for its September 21, 2006 comment letter with respect to Man-AHL's Registration Statement Amendment No. 4. We have repeated below verbatim -- for your convenience of reference -- the Staff's comments which are followed by our responses. Page references herein refer to pages in the EDGAR version of Man-AHL's Registration Statement Amendment No. 5 filed on the date hereof and correspond to the clean courtesy copies filed supplementally with the Staff.

            General

            1. The staff of the Division of Investment Management has no further comments on the status of Man-AHL 130 LLC ("Man-AHL") as an investment company under the Investment Company Act of 1940 ("1940 Act"); however, this should not be construed as a statement by the staff that Man-AHL is not an investment company. Man-AHL remains responsible for monitoring the extent to which the company is investing, reinvesting or trading in securities and the effect such activities may have on the status of Man-AHL as an investment company under section 3(a)(1) of the 1940 Act.

            Thank you. Man Investments (USA) Corp., the Managing Member of Man-AHL, is mindful of its responsibility to monitor Man-AHL's securities trading activities and the possible implications such trading activities may have with respect to Section 3(a)(1) of the 1940 Act and in light of the related correspondence with the staff of the Division of Investment Management. Monitoring the possible "inadvertent investment company" status of commodity pools is a




       Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

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November 29, 2006
Page 2


process with which the industry is quite familiar given the precedent of "principal protected" products in the public commodity pool space.

            2. We note new cover page disclosure that the managing member has committed to purchase $15,000,000 of Class A Units and in any event "anticipates" purchasing in excess of the minimum number of Class A Units necessary for the offering of those units to proceed. Please revise throughout for consistency regarding whether the managing member "will" or "may" make such a commitment. In addition, please provide us with your analysis as to why you do not believe an offer and sale of the units to the managing member has already been made or, if such offer and sale has been made, the exemption from registration you are relying upon in connection with the offer and sale.

            We have revised the prospectus to provide that the Managing Member will make as its principal capital contribution to Man-AHL the difference between $15 million and the amount of Class A Units purchased by investors, not affiliated with the Man Group, as of March 31, 2007, subject to the requirement that the Managing Member contribute to and maintain an interest in Man-AHL an amount of not less than the greater of $25,000 and 1% of the net asset value of Man-AHL.

            Managing member (or "sponsor") contributions to publicly-offered commodity pools are required under the North American Securities Administrators Association Guidelines for Public Commodity Pools (the "NASAA Guidelines") and are required by many States to be disclosed in the prospectuses and/or operating agreements for such pools. The Managing Member will effect its Managing Member contribution through the purchase of Class A Units.

            A managing member's contribution was contemplated by the Managing Member prior to the organization of Man-AHL, the amount of which was initially, and remains, undetermined. (See Article IV of Man-AHL's operating agreement at page A-6 of Man-AHL's Registration Statement filed June 28, 2005.) Thus we do not believe that Man-AHL has made an offer and sale of securities to its Managing Member. Rather, we believe that the Managing Member is simply stating a promise to prospective investors to acquire, once available, securities in a minimum amount to assure adequate capitalization of Man-AHL to operate as described in the Prospectus and to align the Managing Member's interests with those of unaffiliated investors (which is the point of the NASAA requirement). In the event the Staff nevertheless believes that an offer and sale by Man-AHL to its promoter may have been made, such an offer and sale would be related to a pre-organization subscription, akin to a general partner's general liability contribution to a limited partnership, and exempt from registration under
Section 4(2) of the Securities Act of 1933. Such an offer and sale of securities would have been negotiated privately by the Managing Member and Man-AHL. The Managing Member would take "restricted securities" within the meaning of Securities Act Rule 144(a)(3), and any such offer and sale of securities to the promoter responsible for founding the issuer under such circumstances axiomatically would not involve any public offering and would therefore be exempt from registration under Section 4(2).

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            3.  In light of the apparent intention of the managing member to immediately purchase sufficient units to allow the pool to commence operations, please advise us as to why the offering remains a minimum/maximum offering instead of a best-efforts, no minimum offering. Specifically, it appears that the escrow provisions will not be available for any purchasers in the offering, and the disclosure of such escrow provisions may imply otherwise. Please revise your disclosure in all locations where the escrow provisions are discussed to make clear that investors will not have the benefit of the escrow protections in light of the managing members' commitment/intention to purchase a sufficient number of units to allow the pool to commence trading immediately. Alternatively, revise to state that the offering is not a minimum/maximum offering, but instead a no minimum offering.

            We have revised the disclosure to provide for a brief offering period prior to the commencement of Man-AHL's trading operations (assuming the Staff will permit the Registration Statement to become effective in the near future). With respect to Class A Units, we have revised the disclosures to remove references to minimum sales requirements and to state that Units will be issued on a date certain. However, subscription proceeds received during the initial offering period will nevertheless be held in an escrow account pending release to Man-AHL's account at the end of the initial offering period, as stated in the prospectus. With respect to Class B Units--for tax-exempt investors--a minimum of 10,000 Class B Units must be sold before any Class B Units will be issued. Class B Units will be offered for an initial offering period, ending on June 30, 2007, subject to extension, in the Managing Member's discretion, until September 30, 2007, or earlier termination (if the minimum amount of Units are sold). Subscription proceeds received in respect of Class B Units will be held in escrow pending release to Man-AHL. Notwithstanding the sale of 10,000 Class B Units during the initial offering period and any extension, the Managing Member may, in its discretion, determine not to issue any Class B Units if less than 100 investors have subscribed for Class B Units, to terminate the offering of the Class B Units and to return subscription funds to the subscribers for Class B Units as is now described in the prospectus.



            Summary, page 1

            The Offering, page 3

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            4.  We note your new disclosure in the first paragraph under this heading that the managing member will leave its investment in Man-AHL "for at least a year and thereafter will withdraw such assets only if sufficient assets exist for Man-AHL 130 to continue trading." Please provide more details regarding the mechanisms related to the potential "withdraw" described, including whether it will occur via your standard redemption policy. We note that redemptions are capped at 15 percent per month. Please discuss whether redemptions from the managing member may have the effect of limiting the ability of other investors to affect redemptions in light of this cap.

            The disclosure has been revised to provide that the Managing Member will withdraw its investment only if the amount withdrawn is offset, dollar for dollar, by additional subscriptions for Units, subject to the Managing Member maintaining at least the minimum investment required by the NASAA Guidelines. The Managing Member will redeem its Class A Units on the same terms as other Unitholders, as described in the revised disclosure. The Managing Member's redemptions will not limit the ability of other investors to withdraw any more than any other Unitholder's redemption request limits other investors' ability to withdraw. The Managing Member's liquidity is thus the same as other investors with the exception that it is limited in its ability to withdraw if Man-AHL is not particularly successful in raising capital.

            5. Please discuss what factors the managing member will take into account in determining whether sufficient assets remain to continue trading. In addition, indicate whether investors will be notified and, if so, in what manner, if the managing owner determines to dispose of its investment in the pool.

            As revised, the disclosure in the Summary, at page 3, now states that the Managing Member believes that a capitalization of approximately $15 million is necessary for Man-AHL to achieve optimal exposure to the AHL Diversified Program, although the AHL Diversified Program can be implemented on behalf of a smaller account. As disclosed under "Use of Proceeds - The AHL Diversified Program," Man-AHL (USA) Limited, Man-AHL's commodity trading advisor, generally uses between 12% and 18% of account size to margin futures positions. Given the small amounts necessary to margin futures positions and the percentage of the account held in reserve available to support the trading, moderate variations in account size below $15 million pose no threat to the viability of implementing the AHL-Diversified Program on behalf of Man-AHL. As disclosed under "Management of Man-AHL 130--The Managing Member, General," at page 23, Man-AHL (USA) Limited can scale the AHL Diversified Program to accommodate smaller account sizes, and, if necessary will reduce or eliminate allocations to certain markets in order to do so. Because the Managing Member will not withdraw any of its investment unless the withdrawn amount is replaced by "new money," as discussed above under comment no. 4, and because of the size of the non-margin reserve, adequate capitalization to continue trading is not an issue if Man-AHL trades at moderate losses, even for a significant period of time. Severe losses would trigger the Special Redemption described in Section
9.1 of Man-AHL's operating agreement.

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            As discussed above, and as disclosed in the Summary, at page 3, and under "Management of Man-AHL 130--The Managing Member, General," at page 23, the Managing Member's withdrawals are subject to the redemption terms applicable to the Units generally and to the requirement that the Managing Member maintain the minimum investment described in our response to comment No. 2 above. No particular notice to investors of the Managing Member's withdrawals are contemplated.

            Breakeven Table, page 8

            6. We refer to footnote (5) where you have combined the Sub-Fund Management Fees, the Sub-Fund Performance Fees and the Sub-Fund Transaction Costs. Please advise us as to why these estimated expenses decreased substantially since your last amendment. Specifically, in the aggregate, these expenses were 1.35% rather than 0.80%. Please revise or advise.

            To arrive at a break-even point, a fund manager must assume a break-even year for the fund. To assume a profitable year would be misleading. Sub-Fund performance fees are paid only after a Sub-Fund has recouped the expenses of such Sub-Fund. Accordingly, we have assumed, for purposes of the break-even analysis, break-even years for the Sub-Funds, and removing the hypothetical estimated amount of Sub-Fund performance fees previously included in the break-even analysis resulted in the decreased estimated expense figure disclosed. We have revised footnote (5) as follows: "Estimated; Man-Glenwood Funds investment estimated at 30% of Man-AHL assets. Sub-Fund Expenses include the Sub-Fund Management Fees, Sub-Fund Performance Fees and Sub-Fund Transaction Costs. However, this table assumes a "breakeven" year of trading for the Sub-Funds such that each has returned sufficient profits to cover the costs of such Sub-Fund, but not in excess of such costs. No Sub-Fund Performance Fee is shown in this table because the Sub-Fund Performance Fees are charged only after payment of the Sub-Fund Management Fees and Sub-Fund Transaction Costs. Because each Sub-Fund charges its own Performance Fee, Sub-Fund Performance Fees may still be charged in a year when the Sub-Funds as a group have a breakeven or losing year."

            Clearing Broker

            7. Refer to the disclosure in the fifth paragraph under this heading. Please describe the basis of the claims disclosed under this heading.

            We have added additional disclosure with respect to the claims in the PAAF matter, as requested.

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            Financial Statements and Notes

            MAN-AHL 130, LLC

            8. Please advise us why you have presented interim financial statements for a four month period ending July 31, 2006 instead of a three month quarterly period, or revise accordingly.

            The interim financial statements of Man-AHL included with Amendment No. 5 are for the six month period ending September 30, 2006.

            Man Investments (USA) Corp.

            Report of Independent Auditors

            9. Please revise the audit report to reflect the signature of the auditor and indicate the city and state where the audit opinion was issued.

            We have done so.

                             -----------------------


            The staff of the National Futures Association has completed its review of Man-AHL's disclosure document and has no further comments, and the NASD has issued a no-objections letter in respect of the offering. If it would be helpful or convenient for the Staff, we would be eager to confer with the Staff either in person or by telephone, in an effort to resolve any outstanding issues.

            If the Staff has any questions or would like any further information on this or related topics, please do not hesitate to call the undersigned (312-853-7261) or Mr. James Biery (312-853-7557).

            Again, we express our gratitude to the Staff for its patience in reviewing this filing.



Sincerely,


/s/ David R. Sawyier

David R. Sawyier